July 25, 2008

Mr. Rex P. Doyle
President
Epic Energy Resources, Inc.
10655 Six Pines, Suite 210
The Woodlands, TX 77380

>   **Re: Epic Energy Resources, Inc.**
>   **Registration Statement on Form S-1**
>   **Amendment No. 3**
>   **Filed July 9, 2008**
>   **File No. 333-148479**

Dear Mr. Doyle:

We have reviewed your response letter dated July 9, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

1.   We have considered your response to our prior comments 8 and 13. Please provide us and disclose a more detailed description of the intangible assets you intend to record as a result of your acquisitions, the methodologies used to value these assets and preliminary estimates of the amounts expected to be recorded. Additionally, revise your disclosure in note 1 to your Pro Forma financial statements to indicate that the purchase price allocation related to the EIS acquisition is preliminary. In your disclosure provide a discussion of the uncertainties that may give rise to a change in the purchase price allocation.

Epic Energy Resources, Inc

Notes to Consolidated Financial Statements

3. Business Combinations, page F-14

2.   We have considered your response to our prior comments 9 and 11. We remain
        unclear how you have determined that contingent payments due to the sellers in
        the Carnrite and EIS acquisitions should be considered a component of the
        purchase price rather than compensation. Explain to us how you were able to
        conclude that the evidence provided by the level of compensation outweighs the
        seemingly contradictory evidence provided by the continuing employment and
        duration of employment criterion. Additionally, explain to us management's
        rationale for including an employment contingency in the purchase agreements.

15. Subsequent Event, page F-25

3.   We have considered your response to our prior comment 12. Your disclosure in
        footnote 15 to your financial statements seems to imply that the event giving rise
        to the legal settlement took place during your fiscal year 2007. Please revise your
        disclosure to more accurately describe the transaction or accrue the termination
        payment as of December 31, 2007 as appropriate.

Unaudited Pro forma Condensed Combined Financial Information

General

4.   Update your proforma financial statements to include interim financial
        information as of March 31, 2008, showing the impact of the EIS acquisition.

Explanatory Notes

Note 1, page F-80

5.   We have reviewed your response to our prior comment 14. In footnote 15 to the
        financial statements of Epic Energy Resources, Inc, you indicate that the future
        payment of $1,400,000 is contingent on the sellers continued employment with
        the Company. Explain to us how you have determined that the outcome of this
        contingency is "determinable beyond a reasonable doubt" in accordance with
        paragraph 26 of SFAS 141.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: William T. Hart, Esq.
        VIA FAX (303) 839-5414